UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

WELLS-GARDNER ELECTRIC.

COMMON STOCK

Cusip Number: 949765101

 December 31, 2001
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 949765101			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	NA

3. 	SEC Use only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power		150,659
Shares
Beneficially	6.	Share Voting Power
Owned by
Each			7.	Sole Dispositive Power	349,000
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		349,000

10. Not applicable

11.	Percent of Class Represented By Amount in Row 9
		6.7%
12. Type of Reporting Person*
		IA

CUSIP NO.	949765101		13G

1. Robert E. Killen
SS# ###-##-####

2. NA

3. SEC USE ONLY

4. Citizen of USA

		5. Sole Voting Power		9,450
		6.Share Voting Power		NA
		7.Sole Dispositive Power	9,450
		8. Shared Dispositive Power	NA

9. Aggregate Amount Beneficially Owned by Each Reporting Person
			9,450

10. NA

11. Percent of Class Represented by Amount in Row 9

			0.02%

12. Type of Reporting Person

			IN

Item 1.
(a) The Issuer is Wells-Gardner Electric
(b) The Issuers Principal Offices Are Located At

		2701 North Kildare Avenue
		Chicago, IL 60639

Item 2.
The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue,
Berwyn, PA 19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 949765101

Robert E. Killen
(a) Robert E. Killen is a person filing for this report.
(b) Mr. Killen's business address is

		1189 Lancaster Avenue
		Berwyn, PA 19312
(c) Mr. Killen is a citizen of the USA
(d) The filing pertains to the common stock of the Issuer.
(e) The CUSIP number is 949765101

Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.
Robert E. Killen is the Chairman, CEO and sole shareholder of The
Killen Group, Inc.

Item 4.
The Killen Group
(a) The Killen Group is the beneficial owner of 349,000 shares of the Issuer's common stock.
(b) The amount owned by The Killen Group is 6.7 % of the shares outstanding.
(c) (i) The Killen Group has the sole power to vote or to direct the vote of 150,659 shares of common stock.
(iii) The Killen Group has the sole power to dispose or to direct the disposition of 349,000 shares of common stock.

Robert E. Killen
(a) Robert E. Killen owns 9,450 shares of the Issuer's common stock.
(b) Mr. Killen owns 0.02% of shares outstanding.
(c) (i) Mr. Killen has sole power to vote the 9,450 shares.
(iii) Mr. Killen has sole power to dispose of 9,450 shares.

Item 5.
	Not Applicable.

Item 6.
	Other persons who have the right to the proceeds of a sale of the securities are the clients of The Killen Group, Inc., for whom the securities were purchased.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

Date: February 12, 2002			Date: February 12, 2002

						The Killen Group, Inc.


	Robert E. Killen			Robert E. Killen
	Robert E. Killen			Robert E. Killen, Chairman & CEO